Exhibit 8.2

April 13, 2007

First Valley Bancorp, Inc.
Four Riverside Avenue
Bristol, CT 06010

Ladies and Gentlemen:
William W. Bouton III Tyler Cooper & Alcorn, LLP 185 Asylum Street CityPlace I, 35th Floor Hartford, CT 06103-3488 Phone: 860.725.6210 Fax: 860.278.3802 wbouton@tylercooper.com www.tylercooper.com

You have requested our opinion regarding certain Federal income tax consequences of the merger of First Valley Bancorp, Inc. (“First Valley Bancorp”) with and into New England Bancshares Acquisition, Inc. (“Acquisition Sub”), a wholly owned subsidiary of New England Bancshares, Inc. (“New England Bancshares”) (the “Merger”).

In connection with the opinions expressed below, we have examined and relied upon originals or copies certified or otherwise identified to our satisfaction, of (i) the Agreement and Plan of Merger dated as of November 21, 2006 by and among Acquisition Sub, New England Bancshares and First Valley Bancorp (the “Agreement”), (ii) New England Bancshares’ Registration Statement on Form S-4, (iii) Certificates of Representation executed by New England Bancshares and First Valley Bancorp dated April 13, 2007 (collectively, the “Certificates of Representation”), and (iv) such corporate records and documents as we have deemed relevant for the purposes of this opinion. Capitalized terms used herein but not otherwise defined herein shall have the meaning set forth in the Agreement.

In our examination, we have assumed the authenticity of original documents, the accuracy of copies and the genuineness of signatures. We have also assumed that the parties to the Agreement and to any other documents examined by us have acted, and will act, in accordance with the terms of such documents. Furthermore, we have assumed that (i) all representations contained in the Agreement and the Certificates of Representation are, and at the Effective Time will be, true and complete in all material respects and (ii) that any representations made in any of the documents referred to herein “to the knowledge” (or similar qualification) of any person or party are and will be correct without such qualification.

Our opinions set forth below are based upon the existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder, as well as current administrative rulings, notices, procedures and court decisions. Such laws, regulations, administrative rulings, notices, procedures and court decisions may change at any time, and any such change could affect the continuing validity of our opinions set forth below. Similarly, any change in the facts and assumptions stated below, upon which this opinion is based, could modify our conclusions.

This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof.

This opinion addresses only the specific Federal income tax consequences of the Merger, and it does not address any other Federal, state, local or foreign income, estate, gift, transfer, sales, use, excise or other taxes that may result from the Merger.

Under the Agreement, First Valley Bancorp will be merged with and into Acquisition Sub, the latter being the surviving corporation. Upon consummation of the Merger, each First Valley Bancorp shareholder will have the right, with respect to each of his or her shares of First Valley Bancorp Common Stock, to receive 0.8907 shares of New England Bancshares common stock and $9.00 in cash. Based upon the fair market value of such common stock as of the date of the Merger Agreement, the consideration to be received for each share of First Valley Bancorp stock will consist of $11.39 in stock and $9.00 in cash.

Based on the foregoing and subject to the qualifications set forth in this opinion, it is our opinion that, for Federal income tax purposes:

(1)	The Merger, when consummated, will constitute a reorganization within the meaning of Section 368(a) of the Code;

(2)	No gain or loss will be recognized by New England Bancshares or First Valley Bancorp by reason of the Merger;

(3)	The exchange of First Valley Bancorp Common Stock to the extent exchanged for New England Bancshares Common Stock will not give rise to recognition of gain or loss for federal income tax purposes to the shareholders of First Valley Bancorp;

(4)	Subject to any adjustments as a result of any cash received in exchange for First Valley Bancorp Common Stock, the basis of the New England Bancshares Common Stock to be received (including any fractional shares deemed received for tax purposes) by a First Valley Bancorp shareholder will be the same as the basis, as so adjusted, of the First Valley Bancorp Common Stock surrendered pursuant to the Merger in exchange therefor; and

(5)

The holding period of the shares of New England Bancshares Common Stock to be received by a shareholder of First Valley Bancorp will include the period during which the shareholder held the shares of First Valley Bancorp Common Stock surrendered in exchange therefor, provided the First Valley

Bancorp Common Stock surrendered is held as a capital asset at the Effective Time.

We bring to your attention that pursuant to Section 2.15 of the Merger Agreement, “As soon as practicable following the Merger, New England Bancshares and [Acquisition Sub] shall take all action necessary and appropriate so that Valley Bank will become a direct subsidiary of New England Bancshares.” We have assumed that all such action taken pursuant to Section 2.15 shall be consistent with the opinions set forth above.

We express no opinion with respect to the effect on the First Valley Bancorp shareholders of the receipt of any of the Merger Consideration in cash. We note, however, that, as to certain First Valley Bancorp shareholders, part of the cash they receive may be treated as a dividend under Section 356 of the Code. This opinion does not address the tax consequences of the Merger to persons other than United States citizens and residents who hold their shares as capital assets as defined in the Code.

Tyler Cooper & Alcorn, LLP

By: /s/ William W. Bouton III

            William W. Bouton III

            A Partner